Exhibit 99.1

FOR IMMEDIATE RELEASE

Update on DragonWave Executive Leadership Team

Ottawa, Canada, June 15, 2016  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that Erik Boch, CTO and VP Engineering is leaving his position to take on a new role outside of DragonWave. One of the original company founders, Erik’s service of more than 16 years provided leadership to the many innovations introduced during this period.

Ingrid Mag will become Vice President of Product Development and will assume expanded responsibility for all product development activity. Ingrid has been with DragonWave for 14 years and has led product development teams throughout that period.

Yu Qi will continue to lead the DragonWave activities in Shanghai and will additionally assume responsibility for the Chinese market. Yu Qi joined DragonWave in 2012 as part of the acquisition of the microwave business of Nokia Siemens and has more than 16 years’ experience as Head of R& D.

Erik Boch has accepted the position of CTO and Founder with Ranzure Networks, which announced its formation last week. As a newly launched company, Ranzure Networks is focused on next-generation customized wireless service to support the Internet of Things (IoT), and the associated billions of connected devices. Mitel is an investor in Ranzure Networks, which will leverage Mitel Mobile technology to deliver cloud-based platform enabling wireless connectivity of 5G networks.

Mitel and DragonWave recently announced a joint initiative focused on advancing the development of 5G networking.

DragonWave is thankful to Erik for his contributions to the company and looks forward to future collaboration with him in his new position with Ranzure Networks.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Peter Allen CEO DragonWave Inc. pallen@dragonwaveinc.com Tel: +1-613-599-9991